UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Perma-Fix Environmental Services, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

714157203
(CUSIP Number)

Vinita K. Paul
Vice President, General Counsel, and Secretary
Heartland Advisors, Inc.
789 N. Water Street
Milwaukee, Wisconsin 53202
(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
_______________________________

July 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,507,832 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,669,439 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,669,439 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON IA

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON William J. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,507,832 shares
	9.	1SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,669,439 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,669,439 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 27, 2016 (the “Original Schedule 13D”) and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), and William J. Nasgovitz, an individual (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value per share (the “Common Stock), of Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”).

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 1 to Schedule 13D is incorporated herein by this reference.

Item 2.

Identity and Background

Item 2 of the Original Schedule 13D is hereby deleted and replaced with the following:

Heartland Advisors, Inc. (“Heartland”) is an investment adviser registered with the SEC that provides investment advisory services to Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, the “Client Accounts”).  As investment adviser to the Client Accounts, Heartland has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company) as well as the authority to purchase, vote and dispose of securities (including shares of Common Stock of the Company), and may thus be deemed the beneficial owner of the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.

William J. Nasgovitz is the Chairman and Chief Investment Officer as well as a director and control person of Heartland.  By virtue of his control of Heartland, Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.  Mr. Nasgovitz does not own any Common Stock for his own account and disclaims beneficial ownership of the shares of Common Stock reported herein. Heartland is a Wisconsin corporation.  Mr. Nasgovitz is a U.S. citizen.  The principal business office address of Mr. Nasgovitz and Heartland is 789 North Water Street, Milwaukee, WI 53202. Information regarding the executive officers and directors of Heartland is set forth on Annex 1 attached hereto and incorporated herein by reference.

None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

On February 14, 2017, Heartland settled an administration proceeding with the SEC resolving alleged violations of Section 13(d) of the Securities Exchange Act of 1934 and Rules 13d-1 and 13d-2 thereunder (beneficial ownership reporting requirements), and Section 16(a) and Rules 16a-2 and 16a-3 (Form 3 reporting requirements).  While Heartland neither admitted nor denied the findings, it agreed to the entry of a cease and desist Order requiring future compliance with Section 13(d) and Section 16(a) and the rules cited above, and the payment of a $180,000 civil penalty.  The penalty was paid by Heartland and was not borne by any Heartland clients.

Item 4.

Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby deleted and replaced with the following:

Heartland acquired the Common Stock for investment purposes.

Heartland acquired the Shares with the belief that they were undervalued and has communicated with the Company’s management regarding ways to enhance stockholder value.  Heartland believes that the Company continues to underperform and should evaluate strategic alternatives to maximize stockholder value.   In addition, due to the Company’s size, the cost of operating as a public company and other factors, such as an investor relations function that does not meet Heartland’s expectations, Heartland believes that the Company should not be public.  Heartland believes that to address these concerns the Company should engage a financial advisor to evaluate a sale or merger of the Company or its assets and that the Board should take all appropriate steps necessary to seek a sale or merger of the Company or one or more of its subsidiaries, including, but not limited to, Perma-Fix Medical, S.A.

In light of the foregoing and depending on various factors, Heartland, may, from time to time, take further actions to encourage the Company’s Board of Directors and management to pursue a sale or merger of the Company or a portion thereof and otherwise to enhance stockholder value. Such measures may include, without limitation, communicating with management, the Board of Directors, other stockholders and other interested parties regarding the Company’s operations, ways in which the Company can improve performance and corporate governance and one or more other items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Representatives of Heartland may attend the Company’s 2017 Annual Meeting of Stockholders and other stockholder meetings called by the Company or its stockholders in the future and may express Heartland’s views on the Company, its performance and Heartland’s views on ways to enhance stockholder value.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, the Reporting Persons may, at any time and from time to time, acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Client Accounts and Heartland’s fiduciary duty to such clients. The Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Company and its securities under the circumstances as they then exist.

Except as set forth above, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 11,698,347 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 8, 2017, as reported in the Company’s Schedule 14A, filed with the Securities and Exchange Commission on June 22, 2017.

As of July 21, 2017, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 1,669,439 shares, or approximately 14.3%, of the Company’s Common Stock.  The clients of

Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, as of July 21, 2017, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 1,507,832 shares and shared dispositive power with respect to 1,669,439 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 1,507,832 shares of the Company’s Common Stock and shared dispositive power with respect to 1,669,439 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2017

HEARTLAND ADVISORS, INC.

By:    /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Vice President, Chief Compliance Officer, General Counsel and Secretary

WILLIAM J. NASGOVITZ

By:    /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Attorney in Fact for William J. Nasgovitz (Pursuant to Power of Attorney Filed Herewith)

ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 North Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Bradford A. Evans	Director and Senior Vice President
Kevin D. Clark	Senior Vice President
Vinita K. Paul	Vice President, General Counsel, Chief Compliance Officer and Secretary
Nicole J. Best	Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Matthew J. Miner	Vice President
Michael D. Kops	Vice President
Robert C. Sharpe	Vice President
Colin P. McWey	Vice President
Michael F. Jolin	Vice President
Andrew J. Fleming	Vice President
Eric J. Miller	Vice President

INDEX TO EXHIBITS

Exhibit	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Original 13D)
2	Power of Attorney